Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Delivery of One LR1

Product Tanker Vessel With One Year Employment

Nov 01, 2012 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced that the Nave Cetus, a new building LR1 product tanker vessel of 74,581 dwt, was delivered on October 30, 2012 from a South Korean shipyard.

Nave Cetus has been chartered out to a high quality counterparty for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate.

The vessel will generate a total base EBITDA of approximately $1.6 million, assuming operating expense approximating current operating costs and 360 revenue days per year.

Fleet Update

Navios Acquisition has chartered-out 24 vessels of its 29 vessel fleet. The five vessels not yet chartered out will be delivered in 2013 and 2014.

Navios Acquisition has contracted 100.0% and 83.0% of its available days on a charter-out basis for 2012 and 2013, respectively.

The average charter-out period of Navios Acquisition’s fleet is 3.2 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com